FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number:

ORIGIN ENERGY LIMITED
(Translation of registrant’s name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY   NSW   2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Origin Energy Limited

By:	/s/ [name]
Name:	William Hundy
Title:	Company Secretary

Date: January 7, 2003

* Print the name and title of the signing officer under his Signature.

ASX Release

5 December 2002

Hovea 4 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that at 0600 hours WST, the Hovea 4 well was drilling ahead at a measured depth of 1925 metres.

The Hovea 4 well, operated by ARC Energy NL, is being drilled as a combination appraisal and development well from the Hovea Production Facility (“HPF”) location. The well is designed to intersect the Dongara Sandstone reservoir at a position some 850 metres to the north of the HPF at a position close to the interpreted northern limit of the field. The well has been designed to give the option of either completing the deviated section for production or of drilling a horizontal section of up to 200 metres length after intersecting the reservoir in the deviated well. The decision on the final well bore configuration will be made after analysis of the results of the initial reservoir intersection in the deviated well.

The initial Dongara reservoir intersection is expected in approximately two days.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 4 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager – Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1  -  All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 December 2002

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,741,360	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX ( including the securities in clause 2 if applicable)	13,050,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1- 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	5 December 2002
Company Secretary

Print name:	William M Hundy

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1  -  All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 December 2002

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,756,360	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	13,035,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if	N/A
applicable)

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a) ☒	Securities described in Part 1

(b) ☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the
information or documents

35 ☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restricted period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	9 December 2002
Company Secretary

Print name:	William M Hundy

ASX Release

9 December 2002

Hovea 4 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 4 appraisal well located in the onshore Perth Basin Production Licence L1 was at 0600 hours WST working stuck drill pipe at a measured depth of 2347 metres.

The primary objective of the Hovea 4 well which is being drilled as a deviated well from the Hovea Production Facility (HPF) location by ARC Energy NL as operator, is to appraise the oil pool in the Dongara Sandstone reservoir discovered by Hovea 1 and appraised by Hovea 3 and Hovea 3 sidetrack. Hovea 4 has successfully completed its primary objective, intersecting an estimated 47 metre oil column (true vertical thickness) in the Dongara Sandstone and Wagina Formation some 800 metres to the north of the Hovea 1 surface location. Prior to becoming stuck the well had reached a total measured depth of 2530 metres and was pulling out of the hole to commence wireline logging.

Confirmation of the thickness of the oil column and reservoir quality will require the acquisition of wireline logs, which cannot be recorded until the stuck drill pipe is recovered.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 4 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

* a wholly owned subsidiary of Origin Energy Limited.

For further information contact:

Dr Rob Willink
General Manager – Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX Release

13 December 2002

Mt Stuart purchase boosts Origin generation capacity 50%

Origin Energy announced today that it has executed an agreement to acquire the Mt Stuart power station from AES Corporation.

Mt Stuart is a 288 MW gas turbine peaking plant situated in Townsville in North Queensland. Mt Stuart supplies power to the Queensland Government owned entity, Enertrade, under a power purchase agreement (PPA) and also has the right to sell power in excess of Enertrade’s requirements. The plant achieved commercial operation in December 1998.

The purchase price is $93 million for the Enertrade contract, gas turbines, power plant infrastructure and cash deposits ($7 million). The plant is expected to contribute net earnings of around $8.5 million per annum. If the Enertrade contract is not extended, Origin will have the option of relocating the gas turbines to maximise their ongoing value.

The plant currently runs on kerosene but can be readily converted to natural gas. In addition, the plant has been designed to allow for future expansion to combined cycle, which could increase capacity by a further 150 MW.

Commenting on the purchase Origin’s Managing Director Grant King said, “This project will increase Origin Energy’s portfolio of power generation and cogeneration projects by almost 50% to 880 MW. Returns on the acquisition are underwritten by the Enertrade PPA for the next 6 years. We will also investigate the feasibility of converting the plant to run on natural gas supplied from Origin’s extensive Coal Seam Gas resources in Queensland.”

For more information on this release, please contact:

Grant King	Tony Wood
Managing Director	General Manager Public &
Origin Energy	Government Affairs
Ph (02) 9220 6435	Origin Energy
or Mobile 0419 266 049	Ph (03) 9652 5506
or Mobile 0419 642 098

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	480,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 December 2002

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	652,236,360	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	12,555,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if	N/A
applicable)

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a) ☒	Securities described in Part 1

(b) ☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the
information or documents

35 ☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restricted period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	13 December 2002
Company Secretary

Print name:	William M Hundy

Media Release

13 December 2002

BassGas Project receives Federal Government approval

The T/RL1 Joint Venture today welcomed Federal Government approval to proceed with the BassGas project in line with the joint Environmental Effects Statement/ Environmental Impact Statement (EES/EIS), subject to conditions.

The BassGas Project now has approval to proceed under both State and Federal jurisdictions, following the Victorian Minister for Planning giving conditional approval in September 2002.

Origin Energy Executive General Manager Oil & Gas Production, John Piper commented “Minister Kemp’s approval endorses the commitment Origin Energy and its Joint Venture partners have invested in the environmental approval process that started in August 2001.

“The BassGas project is now positioned to deliver on our promise to improve the security of gas supply in Victoria and south eastern Australia, and to increase competition in the market. With the required approvals now granted, we can continue with our plan to start construction in January 2003 and bring new gas to Victoria by the third quarter of 2004,” Mr Piper said.

Managing Director of AWE, Bruce Phillips, said “We are pleased the BassGas Project has received this key Federal Government approval after a rigorous public consultation process. The BassGas project is now gearing up to commence construction of facilities in the first quarter of 2003. Our progress thereafter will depend on the BassGas proponents’ good relationships with all stakeholders, including the local communities and the Victorian, Tasmanian and Federal government authorities.

“The BassGas Project is important in ensuring competitively priced energy for homes and businesses in southeast Australia and we are determined to deliver the project for the mutual benefit of those communities and our shareholders,” Mr Phillips said.

General Manager of CalEnergy, Elliot Yearsley, said “CalEnergy welcomes Minister Kemp’s approval of the Yolla project and is happy to be associated with this quality project that will provide a competitive source of energy to the people of businesses of Victoria. This approval represents a major milestone for both the Yolla Joint Venture and for the maturing of CalEnergy’s gas supply business in south east Australia.”

Director of Wandoo Petroleum, Noboru JB Tsuruta, said “We are very pleased and encouraged by this excellent news. This represents a key milestone for the project implementation and we now have greater confidence that the project will deliver a new gas supply to the Victorian market on schedule.”

The Yolla gas field is located 147 km off the Victorian coast in Bass Strait and contains up to:

•	256 petajoules of sales gas – equal to Victoria’s annual gas demand,
•	1 million tonnes of Liquid Petroleum Gas (LPG), and
•	14 million barrels of condensate (light oil).

The BassGas Project will produce enough gas to service up to 67 terajoules of gas sales a day, together with substantial volumes of condensate and LPG. It is expected to supply around 10 per cent of the Victorian natural gas market over the next 15 years.

Origin Energy has agreed to purchase 100 per cent of the 20 petajoules of gas produced per annum for its Retail business.

Project Timeline:

Construction of:	Construction Timeframe

75MMSCFD onshore gas plant near Lang Lang	Start 1Q 2003

32km, onshore pipelines	Start 3Q 2003

147km, sub-sea pipeline	Start 1Q 2004

Offshore production platform installation	Start 1Q 2004

Sales gas production comes online	3Q 2004

The participants in the T/RL1 Joint Venture are:

Origin Energy (Operator)	37.5%
AWE	30.0%
CalEnergy	20.0%
Wandoo Petroleum Pty	12.5%

ENDS

For more information, contact:
John Piper	Tony Wood
Executive General Manager Oil & Gas Production	General Manager Public & Govt Affairs
Origin Energy	Origin Energy
Tel (07) 3858 0681	Tel (03) 9652 5506
Mobile 0419 701 115	Mobile 0419 642 098

Bruce Phillips
Managing Director
Australian Worldwide Exploration Limited
Tel (02) 94600165
Email: bjphillips@awexp.com.au

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	43,600

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend (in the case of a trust, distribution) or interest payment,
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 December 2002

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	652,279,960	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	12,511,700	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if	N/A
applicable)

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a) ☒	Securities described in Part 1

(b) ☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the
information or documents

35 ☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restricted period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	16 December 2002
Company Secretary

Print name:	William M Hundy

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King

Date of last notice	2 January 2002

Part 1  -  Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Shares held in : • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited • Origin Energy Executive Share Plan

Date of change	11 December 2002

No. of securities held prior to change	17,882 Ordinary Fully Paid Shares held directly 32,148 Ordinary Full Paid Shares held indirectly 1,636,750 Ordinary Energy Limited Options held directly

Class	Ordinary

Number acquired	50,000

Number disposed	Nil

Value/Consideration	$2.92
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	17,882 Ordinary Fully Paid Shares held directly
82,148 Ordinary Fully Paid Shares held indirectly
1,586,750 Origin Energy Limited Options held directly

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued as a result of the exercise of options under the Senior Executive Option Plan.

Part 2 - Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change	N/A
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration	N/A
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change	N/A

ASX Release

18 December 2002

Major agreements herald a new era in gas supply

Origin Energy and its subsidiary, Oil Company of Australia (OCA), today announced major new long-term gas supply arrangements with AGL, including Australia’s largest coal seam gas (CSG) agreement.

Using gas from various CSG fields in central Queensland, OCA and Origin will supply 340 petajoules (PJ) of gas over 15 years from 1 May 2005. This is the largest CSG agreement ever signed in Australia. It effectively doubles CSG production in Queensland, and confirms CSG as a viable, local gas source for Queensland and southern Australian markets.

Of the volumes to be supplied, 195 PJ will be sourced via Origin Energy from the Fairview field, where Tipperary Oil and Gas (Australia) is the operator and OCA has a 23.9% interest. The balance of the agreement will be sourced from other fields operated by OCA. Overall OCA is expected to supply approximately 52% of the total gas requirements.

Under the agreement, gas will be delivered to Moomba through arrangements with owners of existing pipelines and through a new gas pipeline to be built from Ballera to Moomba.

The Cooper Basin Producers have separately announced an agreement with AGL to deliver up to 505 PJ over 14 years from 2003, incremental to existing contracted volumes, which phase out by late 2006. Origin’s net share of this agreement will be up to 71 PJ.

Origin Energy Managing Director, Grant King said, “This deal confirms that the Cooper Basin still has a long-term role to play and that CSG is a new resource which will contribute significantly to Australia’s future gas supplies.

“These, and other gas supply agreements signed in the past six months, demonstrate how Australia’s gas producers are responding to the growing demand for gas in eastern Australia. We expect that exploration and development of new gas resources in eastern Australia will continue - ensuring ongoing self-sufficiency in gas supply,” he said.

OCA’s share of capital expenditure is expected to be around $200 million, staged over the life of the project. This investment, together with expenditure by other suppliers, will provide a significant boost for the regional economy, including additional employment and support for regional infrastructure in central Queensland. The project will also contribute more than $20 million (OCA net share) to Queensland government royalties.

For further information please contact:

Tony Wood	Angus Guthrie
General Manager Public & Government Affairs	Manager, Investor Relations
Ph: (03) 9652 5506	Ph: (02) 9220 6558
Mobile: 0419 642 098	Mobile: 0417 864 255

Origin Energy and OCA exploration and production tenements in eastern Australia

Coal Seam Gas agreements – 340 PJ

Company	Fairview Field
Tipperary Oil and Gas (Australia)	69.5%
OCA	23.9%
Other minor parties	6.6%
Volume to be supplied from	195 PJ
Fairview

A further 145 PJ will be sourced from fields operated by OCA

Cooper Basin Agreements – up to 505 PJ

The interests in the South Australian Gas Producers and the South West Queensland Gas Producers and volumes to be supplied are as follows:

Company	South Australia	Queensland
Santos	59.8%	60.1%
Delhi (ExxonMobil)	20.2%	23.2%
Origin Energy	13.2%	16.7%
Novus Petroleum	4.7%
Basin Oil (OMV)	1.2%

Volume to be supplied is up to	355 PJ	150 PJ

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24,050 - 16 December 2002 13,950 - 18 December 2002

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	652,317,960	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable).	12,473,700	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a) ☒	Securities described in Part 1

(b) ☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1- 1,000
1,001 - 5,000
5,001- 10,000
10,001- 100,000
100,001 and over

37 ☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restricted period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43    Payment method (tick one)

☐    Cheque attached

☐    Electronic payment made

Note:	Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒    Periodic payment as agreed with the home branch has been arranged

Note:	Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 19 December 2002
Company Secretary

Print name:	William M Hundy

ASX Release

20 December 2002

Hovea 4 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 4 well located in the onshore Perth Basin Production Licence L1 was at 0600 hours WST drilling ahead in 12 ¼ inch (311 mm) sidetrack hole at a measured depth of 1714 metres.

Fishing operations over the past week to recover the stuck bottom hole assembly were unsuccessful and the hole was plugged back to a measured depth of 1700 metres. The well has now been kicked off at this depth with the objective of sidetracking around the fish, intersecting the reservoir as close as practicable to the original penetration and then completing the well for production.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 4 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

* a wholly owned subsidiary of Origin Energy Limited.

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King

Date of last notice	17 December 2002

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in:
• Austrust G A King Private Superannuation Fund
• Fabco Investments Pty Limited
• Origin Energy Executive Share Plan

Date of change	16 December 2002

No. of securities held prior to change	17,882 Ordinary Fully Paid Shares held directly 82,148 Ordinary Fully Paid Shares held indirectly 1,586,750 Origin EnergyLimited Options held directly

Class	Ordinary

Number acquired	4,595

Number disposed	Nil

Value/Consideration
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	22,477 Ordinary Fully Paid Shares held directly
77,553 Ordinary Fully Paid Shares held indirectly
1,586,750 Origin Energy Limited Options held directly

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares transferred from Executive Share Plan to Ordinary Fully Paid Shares as five-year restriction period has ended.

Part 2 - Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

ASX Release

24 December 2002

Government decision constrains Victorian energy price increases

The Victorian Government yesterday announced its decision on increases in electricity and gas tariffs sought by Origin Energy, AGL and TXU. These tariffs apply only to residential and business customers who have not accepted a competitive market offer.

Origin had sought a CPI based increase of 3.1% on the relevant revenue base of approximately $1.2bn, across both gas and electricity.

The Government has rejected the proposed tariff increase for gas, for electricity supplied to customers in the former Powercor area and has sought a 4% tariff reduction to customers in the former CitiPower area. This decision will impact Origin’s total retail revenue by less than 0.5%.

Origin’s Managing Director, Grant King, commented “the primary difference between tariffs sought by the Company and those approved by the Government relate to the projected cost of purchasing gas and electricity for resale by the Company with the Government receiving advice that recent reductions in wholesale power prices will result in significant margin growth for retailers under existing tariffs.

The Company has now received the advice upon which the Government has based its decision and is reviewing this prior to further discussions with Government in the New Year. We expect any discrepancies or errors will be addressed in the final gazettal process.

As part of the tariff review, the Government has allowed continued rebalancing of tariffs to occur subject to a deviation of no more than 5% for individual tariff categories. Consistent with the Government’s decision, the Company will continue to rebalance tariffs and expects that there will be reductions in tariffs to customers who have been receiving competitive market offers whilst nonprofitable segments of the market will continue to have their tariffs adjusted on a gradual basis”.

The Company therefore expects that this tariff review will have minimal impact on profitability.

For further information please contact:

Tony Wood	Angus Guthrie
General Manager Public & Government Affairs	Manager, Investor Relations
Ph: (03) 9652 5506	Ph: (02) 9220 6558

ASX Release

24 December 2002

Jingemia 1 Well Test Update, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited*, as operator of Exploration Permit 413, provides the following update on the testing of the Jingemia 1 exploration well.

Testing of Jingemia 1 commenced on 11 December 2002 and at 0630 hours WST today the well was shutin for long-term buildup. During the 10 day well flow period a total of approximately 18,500 barrels of oil was produced at an average rate of 1,850 barrels of oil per day. No water and a small amount of associated gas were produced during the test. The well production rate was constrained at times to maximise the amount of information obtained from the test however maximum flow rates of up to 2,050 barrels of oil per day were recorded through a 1 inch choke.

The down hole gauges will be retrieved in mid January and the flow test and build up data analysed. Following this, approval will be sought for an initial 3 month extended well test. Once approved it is estimated that this test will commence on or about 1 February 2003.

Participants in EP 413 and Jingemia 1 are as follows:

Origin Energy Developments Pty Limited*	49.189%
Hardman Oil and Gas Pty Ltd	22.376%
AWE (Perth Basin) Pty Ltd	15.245%
Victoria Petroleum NL	5.7685%
Voyager Energy Limited	5.7685%
Pancontinental Oil & Gas NL	1.278%
Alan Robert Burns	0.233%
John Kevin Geary	0.142%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager – Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au